Exhibit 1.01

CONFLICT MINERALS REPORT OF

ZEBRA TECHNOLOGIES CORPORATION

FOR THE REPORTING PERIOD FROM

JANUARY 1 TO DECEMBER 31, 2014

I.	Introduction

In accordance in all material respects with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “Act”), Zebra undertook efforts to determine whether the necessary Conflict Minerals in our products were or were not “DRC conflict free.” This is the Conflict Minerals Report of Zebra Technologies Corporation (“Zebra”, the “Company”, “our” or “we”) for calendar year 2014 (excepting Conflict Minerals1 that, prior to January 31, 2014, were located outside of the supply chain) in accordance in all material respects with Rule 13p-1. Numerous terms in this Report are defined in Rule 13p-1 of the Act and Specialized Disclosure Form (“Form SD”) and the reader is referred to those sources, and also to Release No. 34-67716 (August 22, 2012) of the Act (the “Adopting Release”) for such definitions.

The statements below are based on the due diligence activities performed to date and in good faith by Zebra and are based on the information available at the time of this filing. There are factors that could affect the accuracy of these statements. These factors include, but are not limited to, incomplete supplier data or available smelter data, errors or omissions by suppliers or smelters in responding to information requests, incomplete information from industry or other third-party sources, and continuing guidance regarding the SEC final rules.

II.	Acquisition of Enterprise Business from Motorola Solutions, Inc.

On October 27, 2014, Zebra acquired the Enterprise business (“Enterprise”) from Motorola Solutions, Inc. (“MSI”), excluding its iDEN, or Integrated Digital Enhanced Network Business. Enterprise is an industry leader in mobile computing and advanced data capture technologies and services, and its products include rugged and enterprise-grade mobile computers; laser imaging and radio frequency identification based data capture products; wireless LAN (“WLAN”) solutions and software; and applications that are associated with these products and services.

This Conflict Minerals Report of Zebra for calendar year 2014 includes the Enterprise business, and this report is based upon the due diligence activities performed both before and after Zebra acquired the Enterprise business in October of 2014 and the information available at the time of this filing.

[1]	The term “Conflict Mineral” is defined in Section 1502(e)(4) of the Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives (collectively referred to as “3TG”).

III.	Zebra’s Manufacturing and Outsourcing Description

Zebra is a global leader respected for innovation and reliability. We offer products and services that give organizations greater visibility and insights into their operations, which we call Enterprise Asset Intelligence. We design, manufacture and sell a broad range of products, including: enterprise mobile computers; advanced data capture devices such as laser, 2D and RFID scanners and readers; WLAN products; specialty printers for barcode labeling and personal identification; real-time location systems; related supplies such as self-adhesive labels; and utilities, frameworks and application software.

Final assembly of our hardware products is performed by third-party electronics manufacturers. The manufacturing facility of our printers is located in China. Final assembly of our printer products is performed in China by Jabil Circuit, Inc., our third-party electronics manufacturer. Jabil produces our printers to our design specifications in the quantities we order. Jabil is responsible for the procurement of the components and subassemblies used in the Zebra printers Jabil produces. We maintain control over portions of the supply chain including supplier selection and price negotiations of key components.

Our mobile computing and data capture products are primarily produced in facilities located in Brazil, Israel, Mexico and China. We also use the services of joint design manufacturers (“JDMs”) for certain products. These manufacturers produce our products to our design specifications in the quantities we order. We maintain control over portions of the supply chain including supplier selection and price negotiations of key components. The manufacturers purchase the components and subassemblies used in the production of our products.

IV.	Zebra’s Product Description

Commencing with the acquisition of Enterprise in October 2014, our continuing operations consist of two segments – (1) Enterprise, comprised of our mobile computing, data capture, and WLAN products; and (2) Legacy Zebra, comprised of barcode and card printing, location and motion sensing and supplies products.

Enterprise

Mobile Computing: We design, manufacture and sell rugged and enterprise-grade mobile computing products in a variety of specialized form factors and features for specific enterprise applications. These specialized computers are used in industrial applications including inventory management in warehouses and distribution centers; field mobility applications including field service, post and parcel and direct store delivery; and customer facing applications including mobile point of sale and staff communication. Our products incorporate both Android and Microsoft operating systems and support local- and wide-area voice and data communications. Our mobile computing products often incorporate barcode scanning, global position system (GPS) and RFID features. We also provide related accessories and software applications.

Data Capture: We produce a wide variety of barcode scanners, RFID readers and image capture devices. Our portfolio of barcode scanning products includes fixed, handheld and embedded OEM modules, in both laser scanners and imagers. The devices collect and decode barcodes and transmit the resulting data to enterprise systems. Our RFID line of data capture products is focused on ultra-high frequency (UHF) technology. We also provide related accessories and software for our data capture products.

Wireless LAN: We sell WLAN switches, controllers and access points to provide wireless broadband and WLAN capabilities primarily to customers in retail, transportation and logistics and hospitality enterprises. We optimize the architecture of these solutions to minimize the resources required for installation and maintenance.

Legacy Zebra

Barcode and Card Printing: We design our printers to produce high-quality labels, wristbands, tickets, receipts, and plastic cards on demand. Our customers use our printers in a wide range of applications, including routing and tracking, patient safety, transaction processing, personal identification and product authentication. These applications require high levels of data accuracy, where speed, reliability and durability are critical. They also include specialty printing for receipts and tickets for improved customer service and productivity gains. Plastic cards are used for secure, reliable personal identification (state identification cards and drivers licenses, healthcare IDs), access control and financial cards (credit, debit and ATM cards) by financial institutions. Our RFID printer/encoders are used to print and encode passive RFID labels. We also provide related accessories and software to our data capture products.

Location and Motion Sensing: Zebra offers a range of solutions and services that provide visibility into the location and movement of a business’ personnel and assets with real-time locating systems. Zebra’s Location Solutions incorporates active RFID and other tracking technologies with software and services that offer benefits to users over systems using other technologies. Zebra provides substantially all elements of the location solution, including asset tags, call tags, sensors, exciters and application software. Our location solutions are deployed primarily in industrial manufacturing, process industries, aerospace, transportation and logistics and healthcare environments.

Supplies: Zebra operates supplies production facilities located in the United States and Western Europe. We supplement our in-house production capabilities with those of third-party manufacturers to offer Genuine Zebra supplies, principally in Asia. We produce stock and customized thermal labels, wristbands, plastic cards, card laminates and thermal transfer ribbons. Zebra supports its printing products, its resellers and its end users with an extensive line of superior quality, high-performance supplies optimized to a particular end user’s needs. Zebra also provides a family of self-laminating wristbands for use in laser printers. These wristbands are marketed under the LaserBand name.

V.	Zebra’s Due Diligence Process

Zebra’s Conflict Minerals Report relates to the process undertaken for Zebra products that were manufactured, or contracted to be manufactured on behalf of Zebra, during calendar 2014. Zebra’s process to determine country of origin and to exercise due diligence consisted of the following:

1)	Risk assessment of those Zebra products that could be potential sources of conflict minerals necessary to the functionality or production of Zebra products;

2)	Review of the data collection for completeness and accuracy for all Zebra component suppliers determined to be at risk for potential Conflict Minerals in their supplied components;

3)	Evaluation of the data collected, including smelter information reported from each source; and

4)	Review and reporting of results.

The Zebra process relied upon the “Conflict Minerals Reporting Template (“CMRT”)” and “Conflict-Free Smelter Program” developed by the “Conflict Free Sourcing Initiative” (“CFSI”) of the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”). The CMRT is a standardized reporting template that facilitates the transfer of information through the supply chain regarding mineral country of origin and smelters and refiners being utilized. The following steps were taken as part of our risk assessment process:

•	Identify in-scope products – Zebra utilized a cross-functional team of employees to review the categories of products that we sell to determine the products that are in-scope as described in the Adopting Release. For Enterprise products, Zebra identified 127 suppliers comprising more than 90% of its 2014 supplier spend for Enterprise products manufactured in 2014. For legacy Zebra products manufactured in 2014, Zebra identified all categories of parts used in Zebra products and reviewed each category of part for the potential for containing Conflict Minerals. As part of this process, Zebra identified approximately 15,889 component parts potentially containing Conflict Minerals and more than 967 suppliers in the supply chain for said components.

•	Conduct Reasonable Country of Origin Inquiry (“RCOI”) – As part of the RCOI, the industry developed the CMRT survey tool, which asks suppliers to identify the 3TG in their products, report information about the sources of the 3TG, and provide other information that is used to assess whether or not they are sourcing from known sources of 3TG that directly or indirectly support conflict in the Covered Countries. Zebra utilized the CMRT survey tool and engaged a 3rd-party vendor to assist Zebra in obtaining supplier responses and certifications and to confirm whether the manufacturer knows or suspects whether 3TG content is in their particular component part(s). Zebra surveyed each supplier that our risk assessment indicated provided components used in the manufacture of Zebra products that could potentially contain Conflict Minerals. Zebra evaluated for completeness and accuracy the survey responses from suppliers that provided material and components for in-scope Zebra products in compiling this Report.

•	Identify smelters/processors – Zebra compared the smelters and refiners identified by suppliers via the CMRT supply-chain survey against the list of smelters and refiners that are listed on the CFSI’s Standard Smelter List as having valid smelting or refining operations, and against the list of smelter facilities designated as “conflict free” by the CFSI’s independent third-party smelter audit program.

VI.	Conflict Minerals Report

Zebra has determined that certain materials in products manufactured were derived from Covered Countries and that our products are considered to be “DRC conflict undeterminable” (as defined).

Accordingly, this Conflict Minerals Report has been filed with the SEC and is available on Zebra’s website under “Company Information”/“Compliance”/“Products and Materials Compliance” found on Zebra’s website at https://www.zebra.com/us/en/about-zebra/company-information/compliance/products-and-materials-compliance.html.

Product Determination

As a result of our efforts, we have concluded in good faith that, during 2014, Zebra has determined that as of December 31, 2014, our products are considered to be “DRC conflict undeterminable” (as defined). The Company is making this determination because we have concluded in good faith that during 2014, we do not have sufficient information from suppliers or other sources at this time to conclude whether the necessary conflict minerals are DRC conflict free.

Processing Facilities – Based on the information received from our suppliers through Zebra’s diligence process, some information provided by our suppliers was unverifiable or incomplete and, as such, we were unable to verify with certainty the source and chain of custody of all of the necessary 3TG in our products. For this portion of this Conflict Minerals report, we have consolidated the results of Zebra’s due diligence on the 3TG used in all our in-scope products, and said results are noted in the below table:

Smelters*	Tantalum	Tin	Tungsten	Gold
Number of smelters	46	79	40	114
Number of smelters listed as certified by the CFSI	39	37	14	67

*	The table represents those smelters and refiners disclosed by our suppliers that are listed on the CFSI’s Standard Smelter List as having valid smelting or refining operations, and those which are listed as being certified as conflict free based upon the information available on the CFSI’s website (www.conflictfreesourcing.org).

VII.	Steps to Improve Due Diligence

Zebra expects that the amount of information globally on the traceability and sourcing of Conflict Minerals will continue to increase and this will enable Zebra to continue to make informed decisions regarding its supply chain. Zebra will continue to evaluate its diligence process and work to improve the diligence conducted to help reduce the risk that our necessary Conflict Minerals do not directly or indirectly benefit armed groups in the DRC and Covered Countries.

Zebra’s diligence of its suppliers will be ongoing and we will work to collect accurate and complete responses from our suppliers through the continued use of tools like the Conflict Minerals Reporting Template. Zebra will also review and test its supplier responses against the information collected via independent conflict free smelter validation programs such as the Conflict Free Sourcing Initiative.

Finally, Zebra will continue to monitor changes in circumstances that may impact our determination under the Act.

VIII.	Independent Private Sector Audit

Pursuant to The Act, an audit is not required for calendar year 2014.